SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM U-57

             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                    Filed Under Section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended


            Duke Energia do Brasil Ltda, Duke Energia do Sudeste Ltda
           and Companhia de Geracao de Energia Eletrica Paranapanema
------------------------------------------------------------------------------
                        (Name of foreign utility company)






                         DUKE ENERGY CORPORATION
------------------------------------------------------------------------------
               (Name of filing company, if filed on behalf
                          of a foreign utility company)




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                                  Notification
                                  ------------

             Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), acting on behalf of Duke Energia do Brasil Ltda ("Duke Brazil"), Duke Energia do Sudeste Ltda ("Duke Sudeste") and Companhia de Geracao de Energia Eletrica Paranapanema ("Paranapanema") (collectively, the "Foreign Utility Companies"), herewith files with the Securities and Exchange Commission (the "Commission") this Notification of Foreign Utility Company Status pursuant to
Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its subsidiaries and pursuant to a successful bid submitted July 28, 1999, Duke Energy has agreed to acquire for 1.239 billion Brazilian reais, or approximately US$680 million, approximately 71% of Paranapanema's voting stock and 3.6% of its preferred stock. The Foreign Utility Companies and the proposed transaction are described further herein.

ITEM 1
------
      Names and Business Addresses:
      ----------------------------
      The names and business addresses of the entities claiming foreign utility company status are:

A.    Duke Energia do Brasil Ltda
      Rua Boa Vista 254
      7 andar, sala 721,
      Centro, Sao Paulo
      Brazil

B.    Duke Energia do Sudeste Ltda
      Rua Boa Vista 254
      7 andar, sala 721,
      Centro, Sao Paulo
      Brazil

C.    Companhia de Geracao de Energia Eletrica Paranapanema
      Alameda Ministro Rocha Azevedo
      No. 25, 12th Floor
      Sao Paulo, Sao Paulo
      Brazil

                                       2
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      Electric Facilities:
      -------------------

      The facilities owned by each of the Foreign Utility Companies are described below:

      A. Duke Brazil
         -----------

      Duke Brazil will own no electric facilities except through its indirect ownership of the securities of Paranapanema, as described below under "Ownership."

      B. Duke Sudeste
        -------------

      Duke Sudeste plans to acquire, upon closing of the transaction, 71.3% of the voting stock of Paranapanema, along with 3.6% of Paranapanema's preferred stock. The purchase price paid for the stock of Paranapanema was 1.239 billion reais, or approximately US$680 million. Paranapanema also has 750 million reais (approximately US$416 million) of low-interest debt outstanding. Duke Sudeste will own no electric facilities except through its ownership of the securities of Paranapanema.

      C.    Paranapanema
            ------------

      Paranapanema owns and operates eight hydroelectric generating facilities on the Paranapanema River in the Sao Paulo state of Brazil. The facilities have a combined installed capacity of 2,307 megawatts.

      Over 90% of the generation provided by the facilities will remain under contract to four electric distribution companies through the year 2002. After 2002, the contracts will be phased out over a four-year period, and the generation will become available for the spot market or bilateral contracts. The tariffs under the original contracts are established by an independent regulatory agency (ANEEL) and are indexed for inflation.

      Ownership:
      ----------

      Duke Sudeste will own 71.3% of the voting equity securities of Paranapanema, and 3.6% of the preferred securities. 99% of the outstanding voting securities of Duke Sudeste are owned by Duke Brazil, and 1% of such securities are owned by Duke Energy Group, Inc. ("DEG"). 99% of the outstanding voting securities of Duke Brazil are owned by DEG, and 1% of such securities are owned by Duke Energy Global Asset Development, Inc., a Nevada corporation ("DEGAD"), a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DEG is a wholly owned subsidiary of DEGAD. DESI is a wholly owned subsidiary of PanEnergy Corp, a Delaware corporation, which is a wholly owned subsidiary of Duke Capital Corporation, a Delaware corporation, which, in turn, is a wholly owned subsidiary of Duke Energy.

      Upon closing of the acquisition, no other person or entity will own 5% or more of any class of the voting securities of any of the Foreign Utility Companies except that, according to a filing made with the Brazilian Securities Commission ("CVM"), Banco de Estado de Sao Paulo, known as BANESPA, held 12.61% of Paranapanema's voting stock as of March 22, 1999. BANESPA's stock does not comprise part of the 71.3% of Paranapanema's voting stock being acquired by Duke Sudeste.

                                       3

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ITEM 2
------

      Domestic Associate Public-Utility Companies of the Foreign Utility
      ------------------------------------------------------------------
Companies and their Relationship to Such Entities:
--------------------------------------------------

      Duke Energy is a domestic associate public-utility company of each of the Foreign Utility Companies, with Duke Energy being the parent holding company. Duke Energy's relationship to each of the Foreign Utility Companies is that it indirectly owns 100% of Duke Brazil and 100% of Duke Sudeste, which proposes to own the interest in Paranapanema described herein.

      The total purchase price of Duke Energy's interest in Paranapanema is
1.239 billion reais, or approximately US$680 million.

Exhibits
--------
      (1) North Carolina Utilities Commission certification letter dated June 23, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).

      (2) The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).


                                    SIGNATURE

            The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    DUKE ENERGY CORPORATION


                              By:   Richard J. Osborne
                                    -----------------------
                                    Richard J. Osborne
                                    Executive Vice President
                                    and Chief Financial Officer

Date:  August 4, 1999